EXHIBIT 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

     This Amendment No. 1 to Rights Agreement (this "Amendment No. 1") is entered into as of October 19, 2005, between Brown & Brown, Inc., a Florida corporation (the "Company"), and Wachovia Bank, N.A., formerly known as First Union National Bank (the "Rights Agent").  Unless otherwise defined in this Amendment No. 1, all capitalized terms have the respective meanings ascribed to such terms in the Rights Agreement between the Company and the Rights Agent dated as of July 30, 1999 (the "Rights Agreement").

Background

     The Company and the Rights Agent are parties to the Rights Agreement, pursuant to which the Company authorized and declared a dividend distribution of one Right for each outstanding share of Common Stock, which at the time of issuance of the Rights, entitled the holders of such Rights to purchase from the Company one share of Common Stock of the Company upon the terms and subject to the conditions set forth in the Rights Agreement.

     Pursuant to Section 27 of the Rights Agreement, before the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of certificates representing shares of Common Stock.

Accordingly, in consideration of the premises and the mutual agreements set forth in this Amendment No. 1, the parties agree as follows:

Terms

1. Amendment. Section 7(a) of the Rights Agreement is hereby amended and restated as follows:

     Subject to Section 7(e), the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as this Agreement otherwise provides, including restricting exercisability as described in Section 9(c), Section 11(a)(iii), and Section 23(a)), in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side of the Rights Certificate duly executed, to the Rights Agent at the principal office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of shares of Common Stock (or other securities, cash, or assets, as the case may be) as to which such surrendered Rights are then exercisable, at or before the earlier of (i) the close of business on October 19, 2005 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23, (iii) the time at which such Rights are exchanged as provided in Section 24 (the earlier of (i), (ii), and (iii) is referred to in this Agreement as the "Expiration Date").

2. Effective Date. This Amendment No. 1 shall be deemed effective on the date of this Amendment No. 1.

     3.     Governing Law.  This Amendment No. 1 shall be deemed to be a contract made under the laws of the State of Florida and for all purposes will be governed by and construed in accordance with the laws of Florida applicable to contracts to be made and performed entirely within Florida.

     4.     Counterparts.  This Amendment No. 1 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5. No Other Changes. Except as specifically amended above, the Rights Agreement will remain in full force and effect.

IN WITNESS WHEREOF, the parties to this Amendment No. 1 have caused this Amendment No. 1 to be duly executed, all as of the day and year first written above.

BROWN & BROWN, INC.,
a Florida corporation

By: /s/ LAUREL L. GRAMMIG
Name: LAUREL L. GRAMMIG
Title: VICE PRESIDENT

WACHOVIA BANK, N.A., formerly
known as FIRST UNION NATIONAL BANK

By: /s/ JOAN K. KAPRINSKI
Name: JOAN KAPRINSKI
Title: VICE PRESIDENT